June 10, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cadence Financial Corporation
Registration Statement on Form S-1, File No. 333-166962
(Filed May 19, 2010; Amended May 28, 2010 and June 1, 2010)

Ladies and Gentleman:
Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the "Securities Act"), Cadence Bancorporation, as successor in interest to Cadence Financial Corporation (the "Company") following the merger of Cadence Financial Corporation with and into Cadence Bancorporation effective as of July 1, 2015, hereby applies for withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the "Registration Statement"), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.  The proposed offering under the Registration Statement was abandoned.  Since the Registration Statement was not declared effective by the Securities and Exchange Commission, no shares of common stock as described in the Registration Statement were sold.
If you have any questions regarding the foregoing application for withdrawal, please call David E. Shapiro or Mark F. Veblen of Wachtell, Lipton, Rosen & Katz, our outside counsel, at (212) 403-1000.

Sincerely,

CADENCE BANCORPORATION

By:	/s/ Jerry W. Powell
Jerry W. Powell Executive Vice President and General Counsel

cc:	David E. Shapiro, Wachtell, Lipton, Rosen & Katz Mark F. Veblen, Wachtell, Lipton, Rosen & Katz

2800 Post Oak Boulevard, Suite 3800
Houston, Texas 77056